Snipp Receives a US$1.5MM Order From a Leading European Bank

TORONTO, Dec. 04, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has secured a US$1.5MM order with a leading banking client (the ‘Customer’). The Customer is a major bank headquartered in Europe that is active across the whole range of traditional banking services. Previously Snipp had worked with only one of its subsidiaries that offers branded payment credit cards for leading firms in Europe ranging from Airlines to Department stores.

Based on the success of Snipp’s first two implementations for this Customer's subsidiary that was limited to programs in Switzerland over the course of 2017 and 2018, the Customer has decided to standardize its credit card-based loyalty programs across Europe on the Snipp platform; and to execute its limited rights to co-own a version of the software. Snipp granted the rights to co-own the software to meet the corporate governance requirements of the bank for mission critical applications, as well as to further customize the Snipp software for use in its internal banking applications. In either event the client will be working with Snipp to further define the value and scope of future services it receives from Snipp, as it deploys and customizes the platform across its European clients. These added services will represent an additional revenue source for the Company in the future.

“We are especially pleased to continue expanding our relationship with this banking client and to further help them customize our solutions for applications that are not standardized or reusable by our other clients. This will further our domain expertise, entrench us deeper with this key customer and allow us to build a deeper services capability,” said Atul Sabharwal, Chief Executive Officer at Snipp. “We’re also excited because this contract proves the security and scalability of our solutions can be utilized in the banking sector, which is a completely untapped industry for us. It also shows the value of the intelligence inherent in our platform. The purchase data we capture every day is becoming a valuable source of identifying customer behavior and buying patterns. And, this data set is going to get even more useful as we incorporate additional artificial intelligence and machine learning into our solutions.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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